Exhibit 99.2

Building a Predictive Healthcare Data and Services Infrastructure

Forward-Looking Statements This presentation contains forward-looking statements within the meaning of the federal securities laws. These statements are based on current expectations, assumptions, and projections regarding future events and operating performance and are subject to known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements include, but are not limited to, statements regarding the Company's business strategy, market opportunities, product development plans, commercialization initiatives, expansion into international markets, financing plans, expected partnerships, projected operating performance, and future growth prospects. Actual results may differ materially due to a variety of factors, including changes in market conditions, regulatory developments, competitive dynamics, customer adoption, financing availability, technological advancements, and other risks described in the Company's public filings. The Company undertakes no obligation to update any forward-looking statements except as required by applicable law. 2

Confidentiality Agreement This presentation contains confidential and proprietary information of POMDOCTOR Limited ("POM") and is provided solely for discussion purposes in connection with a potential financing or strategic partnership opportunity. The information contained herein may not be reproduced, distributed, disclosed, or used for any purpose other than evaluating a potential business relationship with the Company without the prior written consent of POM. Recipients agree to maintain the confidentiality of all non-public information contained in this presentation and to use such information solely for internal evaluation purposes. This presentation does not constitute an offer to sell or a solicitation of an offer to purchase any securities. By accepting this presentation, the recipient acknowledges and agrees to be bound by these confidentiality obligations. 3

Agenda 01 Industry Transformation 02 Our Solution 03 Future Roadmap POM Leverages Technology and Business Model Innovation to Shape a New Future for Intelligent Healthcare 4

Industry Transformation: The Era of Predictive Healthcare Growing Chronic Disease Burden 1% Technological Paradigm Shift Healthcare Payment System Transformation Three Converging Trends Are Ushering in a New Era of Predictive Healthcare 5

Why Now? All the Key Elements Are in Place WHY NOW? INFLECTION POINT Technology, Hardware, and Payment Infrastructure are Creating Favorable Industry Conditions Healthcare AI Models Advances in deep learning algorithms and computing capabilities have enabled AI-assisted risk assessment based on tens of millions of real-world data points. These developments are supporting the shift from reactive care to proactive prevention and providing a powerful intelligence engine for clinical decision- making. Wearable Device Adoption The cost of MEMS sensors and low-power chips has declined significantly, while the adoption of smart rings, smartwatches, fitness bands, and other wearable devices continues to increase. These devices have become always-on, seamless entry points for personal health data, providing a reliable hardware foundation for continuous health and vital- sign monitoring. RPM and Insurance Reimbursement Regulatory agencies such as CMS continue to expand reimbursement coverage for Remote Patient Monitoring (RPM) services. The maturation of reimbursement policies has addressed a key challenge in the business model, enabling remote healthcare services to evolve from largely subsidized initiatives into sustainable, commercially viable operations. 6

POM's Strategic Positioning: Building a Predictive Healthcare Data & Services Infrastructure • • • • POM Global Digital Healthcare Platform • Proactive health management services spanning the entire care journey and a wide range of use cases • A comprehensive health data ecosystem featuring continuous, dynamic, and multidimensional data collection • A diversified and sustainable business model driven by data, professional services, and ecosystem partnerships • Dual-core presence in the U.S. and China markets, supported by a global expansion strategy Real-Time Data + AI Analytics + Physician Intervention + Healthcare Payment Loop Analogy: POM is building a next-generation digital healthcare infrastructure that combines Oura (hardware entry point) + Teladoc (healthcare services) + Hims (pharmacy fulfillment) + Tempus (AI data intelligence). 7

From Passive Healthcare to Predictive Healthcare Traditional Medicine → Passive Treatment • Reactive Care with Limited Preventive Awareness • One-Time, Fragmented Care with Limited Ongoing Monitoring • Disconnected Data Across Healthcare Providers • 24/7 Real-Time Vital Sign Monitoring and Analysis • Health Risk Identification, Assessment, and Ongoing Health Management • End-to-End Care Management Covering Prevention, Diagnosis, Treatment, and Rehabilitation From Reactive Healthcare to Predictive Health Management Powered by Proactive Intervention 8

Core Growth Engine: Healthcare Intelligence Flywheel A Virtuous Flywheel Reinforces Competitive Advantages — Each closed-loop service interaction enriches data assets, enhances AI capabilities, improves service intelligence, and supports sustainable long-term growth Wearables • Acquire Users and Generate Continuous Health Data • Build the Foundation for Personalized Health Profiles User & Data Entry Point AI Analysis & Prediction Analyze Large-Scale Data and Identify Potential Trends AI-Powered Risk Intelligence Hub Predictive Care Intervention Automatically Trigger Alerts and Enable Physician-Led Interventions Professional Medical Response Insurance-Healthcare Integration Attract Insurance Companies to Deepen Strategic Partnerships Risk Management & Shared Value Creation Attract More Users High-Quality Services and Payment Solutions Drive User Ecosystem Growth Virtuous Flywheel 9

Wearable Devices: A Key Gateway to Healthcare Data 24/7 Continuous Vital Sign Monitoring By continuously capturing key health indicators such as blood pressure, heart rate, HRV, blood oxygen levels, and sleep cycles around the clock, wearable devices overcome traditional time and location constraints. They transform fragmented health data into continuous and traceable vital sign records, providing a reliable foundation for downstream analysis and health management. AI-Powered Alerts Equipped with a customized low- power AI chip, the system enables millisecond-level data processing and analysis directly on the device. Upon detecting potential risk signals such as cardiac rhythm irregularities or abnormal blood oxygen levels, it can immediately trigger real-time alerts, helping shift healthcare from reactive treatment to proactive health intervention. Customized Chronic Disease Programs For patients with chronic conditions such as hypertension and diabetes, the platform provides personalized data collection and trend analysis services. By connecting the data flow between patients and healthcare providers, it enables physicians to leverage dynamic real-world data to develop more tailored and adaptive long-term management strategies for patients. Experience-Driven Retention By incorporating contemporary aesthetics into medical device design, the product combines lightweight construction with skin-friendly materials to enhance wearing comfort. A superior user experience significantly lowers adoption barriers and encourages long-term, continuous use, enabling the accumulation of continuous health data with substantial clinical value. Continuous Health Data Sensing AI-Driven Deep Analysis Closed-Loop Healthcare Services Building a Real-World Data Platform 10

AI Healthcare Engine: Powering Predictive Healthcare

Data Collection and Processing

Multi-Source Data Standardization

Heterogeneous data is collected from multiple sources, including wearable devices and healthcare institutions. The data is then structured, cleaned, and preprocessed to establish a standardized data framework, providing a high-quality foundation for subsequent analysis and insights.

Risk Identification Models

Deep Learning with Real-World Data

Deep neural networks are trained on large-scale real-world data to identify trends in health status changes and detect early abnormal signals, helping uncover potential risk patterns that may be overlooked by traditional approaches.

Abnormal Trend Prediction

Leveraging time-series analysis and predictive algorithms to project future health trends, enabling proactive health management.

Physician-Assisted Intervention

Intelligent Decision Support

AI automatically generates comprehensive data visualization reports, providing physicians with objective data insights and personalized care recommendations. These capabilities support more informed clinical decision-making and help optimize intervention strategies for individual patients.

Continuous Data Feedback

Model Iteration and Evolution

Health data generated throughout the user's care journey continuously flows back into the system, enabling dynamic optimization of model parameters. This ongoing feedback loop allows the AI's predictive and analytical capabilities to continuously evolve and improve over time.

Intelligent Closed-Loop Evolution — Continuous data feedback powers ongoing AI model improvement, building a predictive healthcare intelligence engine that grows smarter over time

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Current Progress & Key Operating Metrics Partner Physician Network 212,800+ Building a Broad Healthcare Service Collaboration Network Paying Patients 699,338+ Serving a Large Patient Base with Continued User Growth Total Prescriptions Processed 3.13 Million+ Growing Operational Scale and Improving Service Efficiency POM's key operating metrics have demonstrated strong performance, with its partner physician network, number of paying patients, and platform prescription volume all achieving significant scale growth. These results validate the viability of the Company's business model and provide a solid foundation for continued development and long-term growth. 12

Real-World Data (RWD) Barrier Physiological Data Continuous vital sign data, including heart rate, blood pressure, body temperature, and other key indicators, enables real-time tracking of changes in users' baseline health metrics and helps establish a comprehensive, around-the- clock view of physical health status. Medication Data Comprehensive records of prescription and over-the-counter medication usage, combined with medication adherence tracking data, provide valuable insights into real-world treatment outcomes and user compliance with medication regimens. Behavioral Data Multi-dimensional behavioral data covering daily activity levels, sleep cycles, dietary patterns, and lifestyle habits helps capture users' real-world behaviors and provides a foundation for personalized health interventions. Remote Patient Monitoring (RPM) Data Comprehensive medical records generated throughout the Remote Patient Monitoring (RPM) process, including monitored health metrics, physician follow- ups, and intervention measures, capture key clinical details related to disease progression and patient management. Insurance Data By deeply integrating insurance claims records with health management service data, the platform establishes correlation models between health risks and claims outcomes, providing a strong empirical foundation for product pricing and risk management. Core Asset: Vertical Data Closed Loop We continuously accumulate and integrate multi-dimensional real-world data, progressively building a dynamic healthcare data network with strong competitive advantages. This foundation supports personalized health management services and contributes to long-term value creation. 13

China Market: The Foundation of Global Expansion CHINA DATA · Core Data Assets Built a large-scale repository of user behavioral data and real-world healthcare interaction records. OPS · Operational Excellence System Developed and optimized end-to-end service SOPs, validating strong execution capabilities and localization expertise across complex market environments. AI Model Training Leveraging a large user base and diverse real-world healthcare scenarios to accelerate AI model iteration, enhance algorithm performance, and strengthen core technological advantages. Proven Operational Capabilities Through extensive exploration of physician collaboration mechanisms and end-to-end patient service workflows, the Company has optimized localized operating strategies and developed an efficient, scalable, and repeatable execution framework. Business Model Exploration Flexibly validating multiple go-to- market pathways, including direct-to- consumer (B2C) and platform-enabled B2B2C models, while assessing cost and return dynamics in real-world markets to identify scalable and commercially sustainable growth opportunities. Core Strategic Value Transforming proven success in the China market into globally scalable capabilities, providing a solid foundation of technology, operational expertise, and business model development to support international expansion. 14

USA STRATEGY · Strategic Beachhead Leveraging the CES Conference in January 2027 as a key milestone, the Company plans to formally launch its U.S. market strategy and publicly showcase its solutions. TARGET · Core Entry Point The Company plans to conduct its first public product showcase in the U.S. market at CES, introducing its Remote Patient Monitoring (RPM) and chronic disease management solutions to prospective insurance providers, healthcare institutions, and other industry participants. U.S. Market Launch Milestone 2027 CES CONFERENCE Leveraging the CES Conference as a strategic milestone. Target Customer Profile Product Showcase & Partner Engagement Publicly showcase wearable, RPM and chronic disease management solutions and engage potential U.S. ecosystem partners. Phased Implementation Goals Partner Engagement & Market Entry Preparation Following CES, the Company plans to progressively develop healthcare services, pharmaceutical capabilities and insurance partnerships in the U.S. market. Global Value Vision PREPARATION PHASE Currently in the preparation phase, building a strong foundation for the CES Conference and future market expansion. U.S. Market: Key Growth Market 15

Global Expansion Roadmap 2026 U.S. Market Preparation Preparing for the CES Conference, conducting market research, and establishing a local team to support U.S. market development. 2027 U.S. Market Launch Launch the U.S. market at CES, followed by the gradual development of healthcare services, pharmaceutical capabilities and insurance partnerships. 2028 Expansion Across Key U.S. States Drive significant ARR growth and advance the early-stage commercialization of RWD. 2029 Expansion into Asia and the Middle East Leverage the proven U.S. operating model to enter high-value markets, including Singapore and the United Arab Emirates. 2030 Building a Global Healthcare Intelligence Network Aspire to become a global leader in predictive healthcare, setting industry benchmarks through advanced data and AI capabilities. 16

Four-Tier Revenue Structure with Diversified Revenue Streams Pharmaceutical Data Services (RWS/RWD) B2B Enterprise Services AI Membership Subscription B2C Basic Services 17

Core Moat: System-Level Barriers Core Capabilities Traditional Internet Hospitals POM Yes Deeply Integrated (China) Robust Global Supply Chain Data-Driven Core Intelligence Engine Proprietary + Open Ecosystem Monitoring · Analytics · Care Delivery · Payment · Fulfillment POM is more than a single-service business — it is a healthcare infrastructure platform 18

Capital Raising Plan US$30 Million Planned Use of Proceeds 40% U.S. Market Expansion 25% AI & Data Infrastructure 20% Wearable Device Mass Production 15% Global Operations Infrastructure 19

Key Objectives for the Next 18 Months 2026 Q3 U.S. Market Preparation Recruit key members of the U.S. team and initiate market research. 2026 Q4 Product & Channel Preparation Complete U.S. localization of wearable and RPM solutions and preparations for CES 2027. 2027 Q1 U.S. Market Launch at CES Formally launch the U.S. market strategy at CES and showcase POM's wearable, RPM and chronic disease management solutions. 2027 Q2 U.S. Healthcare Ecosystem Development Expand healthcare service partnerships and progressively build pharmaceutical and insurance capabilities. 20

Financial Highlights Net Revenues RMB in Millions 304.9 342.6 399.9 FY2023 Audited FY2024 Audited FY2025 Audited Revenue Breakdown Note: Fiscal years ended December 31. 26.0% 74.0% 23.3% 76.7% FY2023 Audited FY2024 Audited Internet Hospital Pharmaceutical Supply Chain 37.7% 62.3% FY2025 Audited 21

Financial Highlights 38.7 47.7 52.3 FY2023 Audited FY2024 Audited FY2025 Audited Net Loss 36.9 37.4 130.9 FY2023 Audited FY2024 Audited FY2025 Audited Gross Profit and Gross Margin RMB in Millions RMB in Millions 13.1% Gross margin in % 12.7% 13.9% Note: Fiscal years ended December 31. 22

From Reactive Care to Predictive Healthcare POM 23

Appendix (for Roadshow Reference) Core Disclosures & Management Team • Management Team Backgrounds & Board Structure Contact Us Investor Relations Email: ir@7lk.com Project Inquiries: +86 020-6231 2277 24

Corporate Structure 100% 80% POMDOCTOR LIMITED (Cayman Islands) POMEGRANATE CLOUD MEDICAL LIMITED (Hong Kong) Guangzhou Pomegranate Cloud Medical Health Medical Technology Co., Ltd. Guangzhou Qilekang Digital Health Medical Technology Co., Ltd. (VIE) Guangzhou Qilekang Modern Pharmaceutical Logistics Co., Ltd. Hangzhou Qilekang Pharmaceutical Co., Ltd. Nanjing Qilekang Pharmaceutical Co., Ltd. Offshore Onshore PRC 100% 100% 100% Equity Interest Contractual Arrangements 100% Guangzhou Qilekang Cloud Technology Co., Ltd. 25

Management • Mr. Shi is our co-founder and chief executive officer, and has served as the chairman of the board of directors since our inception. • Mr. Shi has more than a decade of entrepreneurial experience in the healthcare and Internet industries. • Mr. Shi has received Liwan District Medical and Health Industry Development Consultant in 2016, 2015 – 2016 Pharmaceutical E-Commerce Influential Figure, 2014 – 2015 Pharmaceutical E-Commerce Influential Figure, 2014 Outstanding CEO of China Pharmaceutical E- commerce and 2023 Public Welfare Personality Award, the inaugural Clinical Medicine Award in 2023. • Mr. Shi obtained his college degree in clinical medicine from BengBu Medical College in 2000 and obtained an Executive Master of Business Administration in 2017 from China Europe International Business School. Zhenyang Shi Chairman, Chief Executive Officer • Ms. Xu is our co-founder and has served as our financial manager since our inception. • Ms. Xu has served as our chief financial officer since February 2025. • Ms. Xu obtained more than a decade of experience managing various subsidiaries in our Group. • Ms. Xu accumulated a decade of entrepreneurial experience in the healthcare and Internet industries before joining Mr. Shi's effort of co-founding Guangzhou Qilekang Pharmaceutical Chain Co., Ltd. in 2010. • Ms. Xu obtained her college degree in clinical medicine from BengBu Medical College in 2000 and obtained a pharmacist license in 2015. Li Xu Chief Financial Officer • Mr. Luo has served in our Group since 2011 and as our Vice President and Assistant to President since 2019. • Mr. Luo has served as our director since September 2025. • Mr. Luo's experience in our Group covers a range of departments, including IT, warehousing and logistics, operations, human resources and financing. • Mr. Luo served in Guangzhou Infoscape Technology Co., Ltd. where he accumulated significant experience in software product development and product planning and management, before joining our Group. • Mr. Luo graduated from Sun Yat-sen University in 2011 with a Bachelor's degree in business administration. He also graduated from China Europe International Business School with a Master of Business Administration in 2021. Guoji Luo Director, Vice President 26

Board of Directors Zhenyang Shi Chairman, Chief Executive Officer • Ms. Jing has served as a managing director at Galaxy Capital since 2019, and served as a partner of Haichuanghui, a subsidiary of Haier Group Corporation, from 2017 to 2019. • Ms. Jing served as a vice president of the human resources and administration department at Yibete Information Technology Co., Ltd. from 2013 to 2017. • Ms. Jing served as a finance manager at Unilever Belgique. • Ms. Jing holds an MBA from Hasselt University, a master's degree in applied economics from Hasselt University, and a bachelor's degree in monetary and banking from Shenyang Agricultural University. Yuanyuan Jing Independent Director • Mr. Bao has served as a general manager at Xing and Hai Trading Co., Ltd. since 2013. • Mr. Bao co-founded Guangzhou Yiji Electric Technology Co., Ltd.. • Mr. Bao obtained his bachelor's degree in Chinese language and literature from Qingdao University in 1996. Wenqing Bao Independent Director • Mr. Li has served as chief executive officer of Beijing Ciyun Digital Technology Co., Ltd. since 2015. • Mr. Li served as a senior vice president at JD Group from 2008 to 2015. • Mr. Li holds a DBA from Cheung Kong Graduate School of Business, an EMBA from China Europe International Business School, a master's degree in automation from Chongqing University, and a bachelor's degree in mathematics from Shandong University. Daxue Li Independent Director • Mr. Luo has served in our Group since 2011 and as our Vice President and Assistant to President since 2019. • Mr. Luo has served as our director since September 2025. • Mr. Luo's experience in our Group covers a range of departments, including IT, warehousing and logistics, operations, human resources and financing. • Mr. Luo served in Guangzhou Infoscape Technology Co., Ltd. before joining our Group. • Mr. Luo graduated from Sun Yat-sen University in 2011 with a Bachelor's degree in business administration. He also graduated from China Europe International Business School with a Master of Business Administration in 2021. Guoji Luo Vice President, Director • Mr. Shi is our co-founder and chief executive officer, and has served as the chairman of the board of directors since our inception. • Mr. Shi has more than a decade of entrepreneurial experience in the healthcare and Internet industries. • Mr. Shi has received Liwan District Medical and Health Industry Development Consultant in 2016, 2015 – 2016 Pharmaceutical E- Commerce Influential Figure, 2014 – 2015 Pharmaceutical E-Commerce Influential Figure, 2014 Outstanding CEO of China Pharmaceutical E-commerce and 2023 Public Welfare Personality Award, the inaugural Clinical Medicine Award in 2023. • Mr. Shi obtained his college degree in clinical medicine from BengBu Medical College in 2000 and obtained an Executive Master of Business Administration in 2017 from China Europe International Business School. 27